APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Profit and Loss

August - December, 2021

	Total
INCOME	
Sales	125,227.06
Total Income	**125,227.06**
COST OF GOODS SOLD	
Purchases	20,657.11
Total Cost of Goods Sold	**20,657.11**
GROSS PROFIT	**104,569.95**
EXPENSES	
Bank Charges & Fees	206.10
Contract Labor	1,006.79
Equipment	8,469.43
Insurance	972.30
Job Supplies	12,866.85
Legal & Professional Services	349.00
Meals & Entertainment	16.42
Office Supplies & Software	1,133.05
Other Business Expenses	27.01
Payroll Expenses	1,009.50
Taxes	3,931.44
Wages	8,610.21
Total Payroll Expenses	**13,551.15**
Reimbursable Expenses	332.64
Rent & Lease	13,600.00
Repairs & Maintenance	4,950.52
Taxes & Licenses	530.00
Utilities	3,897.54
Total Expenses	**61,908.80**
NET OPERATING INCOME	**42,661.15**
OTHER INCOME	
Interest Income	0.22
Total Other Income	**0.22**
NET OTHER INCOME	**0.22**
NET INCOME	**$42,661.37**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking (-S01)	34,107.44
Savings (-S00)	-2,494.78
Total Bank Accounts	**31,612.66**
Accounts Receivable	
Accounts Receivable (A/R)	893.85
Total Accounts Receivable	**893.85**
Total Current Assets	**32,506.51**
Fixed Assets	
Machinery & Equipment	34,400.00
Total Fixed Assets	**34,400.00**
TOTAL ASSETS	**$66,906.51**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	
Federal Taxes (941/944)	5,643.57
Federal Unemployment (940)	215.39
MI Income Tax	1,137.41
MI Local Tax	29.33
MI Unemployment Tax	722.58
Total Payroll Liabilities	**7,748.28**
Total Other Current Liabilities	**7,748.28**
Total Current Liabilities	**7,748.28**
Total Liabilities	**7,748.28**
Equity	
Opening Balance Equity	941.38
Owner's Investment	47,970.60
Owner's Pay & Personal Expenses	-31,923.40
Retained Earnings	
Net Income	42,169.65
Total Equity	**59,158.23**
TOTAL LIABILITIES AND EQUITY	**$66,906.51**

Profit and Loss

January - December 2022

	Total
INCOME	
Sales	331,104.37
Uncategorized Income	0.11
Total Income	**331,104.48**
COST OF GOODS SOLD	
Purchases	76,607.43
Total Cost of Goods Sold	**76,607.43**
GROSS PROFIT	**254,497.05**
EXPENSES	
Advertising & Marketing	653.10
Bank Charges & Fees	149.46
Contractor Reimbursement	-92.64
Contractors	290.00
Equipment	1,754.07
Insurance	1,606.07
Job Supplies	18,436.52
Legal & Professional Services	981.00
Meals & Entertainment	310.61
Office Supplies & Software	3,602.86
Other Business Expenses	40.00
Other Miscellaneous Service Cost	1,001.88
Payroll Expenses	1,215.30
Taxes	12,049.95
Wages	137,964.56
Total Payroll Expenses	**151,229.81**
QuickBooks Payments Fees	256.76
Rent & Lease	41,059.18
Repairs & Maintenance	1,814.50
Taxes & Licenses	5,064.39
Utilities	13,011.31
Total Expenses	**241,168.88**
NET OPERATING INCOME	**13,328.17**
NET INCOME	**$13,328.17**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking	6,607.44
Checking (-S01)	9,670.41
Savings (-S00)	-2,969.67
Total Bank Accounts	**13,308.18**
Accounts Receivable	
Accounts Receivable (A/R)	3,047.20
Total Accounts Receivable	**3,047.20**
Other Current Assets	
Uncategorized Asset	-1,126.10
Undeposited Funds	975.00
Total Other Current Assets	**-151.10**
Total Current Assets	**16,204.28**
Fixed Assets	
Machinery & Equipment	39,725.63
Total Fixed Assets	**39,725.63**
TOTAL ASSETS	**$55,929.91**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	
M. SCHULZ (4946) - 2	-11,122.09
S. SCHULZ (6578) - 2	23,668.02
Total Chase Credit Card	**12,545.93**
Total Credit Cards	**12,545.93**
Other Current Liabilities	
Michigan Department of Treasury Payable	20.19
Payroll Liabilities	
Federal Taxes (941/944)	6,064.29
Federal Unemployment (940)	505.97
MI Income Tax	1,651.69
MI Local Tax	176.32
MI Unemployment Tax	606.48
Total Payroll Liabilities	**9,004.75**
Quickbooks Intuit Loan	5,000.00
Total Other Current Liabilities	**14,024.94**

	Total
Total Current Liabilities	26,570.87
Total Liabilities	26,570.87
Equity	
Opening Balance Equity	1,076.38
Owner's Investment	93,796.23
Owner's Pay & Personal Expenses	-121,011.39
Retained Earnings	42,169.65
Net Income	13,328.17
Total Equity	29,359.04
TOTAL LIABILITIES AND EQUITY	$55,929.91

I, Marc Schulz, certify that:

1. The financial statements of Bagel Kitchen LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Bagel Kitchen LLC included in this Form reflects accurately the information reported on the tax return for Bagel Kitchen LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Marc Schulz*

Name: Marc Schulz

Title: Owner